Filed by MacDonald, Dettwiler and Associates Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

Commission File No.: 001-34299

The following is a letter to certain customers of DigitalGlobe, Inc. and MacDonald, Dettwiler and Associates Ltd.:

In February it was announced that, pending regulatory and shareholder approval, DigitalGlobe will become a part of SSL MDA Holdings, the U.S. operating company of MacDonald, Dettwiler and Associates (MDA). Today, we are pleased to convey that once the proposed transaction is closed, DigitalGlobe|Radiant and MDA Information Systems will be brought together in one operating division.

This plan reflects our continued focus on delivering innovative geospatial solutions across the entire intelligence value chain that will enable smart tasking, multi-intelligence collection, automated information extraction, change and pattern detection and intel analysis.

Bringing together DigitalGlobe|Radiant and MDA Information Systems into one business will enable us to deliver greater capabilities to our customers in the U.S. government, Intelligence Community and military with our deep bench of cleared talent who have expertise in radar, optical imagery and data analytics. Our combined team of more than 1,000 developers, geospatial analysts, and data and image scientists expands the complement of skills and breadth of capabilities we can offer. Together, we will drive innovation and provide you with new products, technologies and solutions that address your mission needs and solve critical challenges.

Both the MDA Information Systems and DigitalGlobe|Radiant teams are excited about what this combination means for our customers. We believe the combined business can become the leading provider of global mapping and intelligence solutions that help you harness the full potential of government, commercial, and public sources of information.

As always, we remain focused on our customers and on ensuring a seamless experience. Until closing of the transaction, MDA and DigitalGlobe will continue to operate as separate companies.

We will provide updates as they are available and share further details once the acquisition of DigitalGlobe receives regulatory approval and successfully closes. In the meantime, if you have additional questions please reach out to me or any member of my team. Thank you for your continued partnership with MDA Information Systems and DigitalGlobe|Radiant.